Issuer Free Writing Prospectus Dated July 19, 2007
Relating to Preliminary Prospectus Dated June 28, 2007
Filed Pursuant to Rule 433
Registration Statement No. 333-142646
IMARX THERAPEUTICS, INC. COMMON STOCK OFFERING
This issuer free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated June 28, 2007 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-142646) relating to these securities (the “Registration Statement”). The following information supplements and updates the information contained in the Preliminary Prospectus. We have also filed Amendment No. 4 to the Registration Statement (“Amendment No. 4”) to update certain disclosures contained in the Preliminary Prospectus, which are summarized in this issuer free writing prospectus. Amendment No. 4 can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1123695/000095013407015477/0000950134-07-015477-index.htm

Common stock offered by us in this offering through the underwriters:	3,000,000 shares (excluding underwriters’ option to purchase up to 450,000 additional shares to cover over-allotments).

Assumed initial public offering price per share:	$5.00 per share. This represents a decrease from the price range of $6.50 to $7.50 indicated in the Preliminary Prospectus.

Conversion of Series F preferred stock:	Based on an assumed initial public offering price of $5.00 per share, the conversion ratio of our Series F preferred stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) will be 1-to-1.176, and all of our outstanding shares of preferred stock will convert into 4,401,129 shares of common stock upon the closing of this offering. Except as otherwise indicated, all information in this prospectus assumes this conversion.

Common stock to be outstanding prior to this offering:	7,007,868 shares of common stock were outstanding as of May 31, 2007, assuming the conversion all of our outstanding shares of preferred stock into 4,401,129 shares of common stock.

Common stock to be outstanding after this offering:	10,007,868 shares (assuming no exercise of the underwriters’ over-allotment option).

Net proceeds to us:	Approximately $12.3 million ($14.4 million if the underwriters’ over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses of approximately $1.6 million payable by us, including the non-accountable expense allowance of 2.0% of the gross proceeds of this offering (excluding proceeds from the exercise of the over-allotment option). This estimate assumes an initial public offering price of $5.00 per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $5.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $2.8 million after deducting underwriting discounts and commissions, assuming the sale of 3,000,000 shares in the offering. Regardless of whether there is a decrease of $1.00 in the assumed initial public offering price, we anticipate that the net proceeds from this offering, our existing cash and cash equivalents and continuing sales of Abbokinase will be sufficient to meet our anticipated cash requirements until September 2008 (which is earlier than the December 2008 estimate in the Preliminary Prospectus).

Use of proceeds:	The net proceeds that we expect to receive from this offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial public offering price of $7.00 per share.

We plan to utilize the net proceeds from this offering in the following manner:

• approximately $8 million to fund development activities in our SonoLysis programs in ischemic stroke, including a Phase I/II clinical trial for SonoLysis+tPA therapy, preclinical safety studies for our SonoLysis therapy, and manufacturing, additional personnel and material costs related to these development programs;

• approximately $2 million to fund Abbokinase commercialization, including sales and marketing costs, medical affairs activities, continuation of our ongoing product stability studies and related regulatory matters, product storage and labeling, continuation of our ongoing 200-patient immunogenicity study, rebranding, additional personnel and exploring the regulatory and commercial feasibility of manufacturing additional Abbokinase inventory;

• approximately $1 million to fund research and preclinical development activities of our SonoLysis programs for additional indications, as well as our NanO2 and other microbubble technologies; and

• working capital and other general corporate purposes.

Pro forma as adjusted balance sheet data:	Based on an assumed initial public offering price of $5.00 per share, as of March 31, 2007, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $15.0 million, working capital would have been approximately $12.9 million, total assets would have been approximately $35.7 million and total stockholders’ equity would have been approximately $15.9 million.

Pro forma as adjusted capitalization:	Based on an assumed initial public offering price of $5.00 per share, at March 31, 2007, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $81.4 million, total stockholders’ equity would have been approximately $15.9 million and total capitalization would have been approximately $15.9 million.

Dilution:	Our pro forma net tangible book value as of March 31, 2007 was approximately $1.4 million, or approximately $0.20 per share of common stock. Our pro forma net tangible book value gives effect to the conversion of all outstanding shares of preferred stock, valued on our balance sheet at approximately $40.3 million, into 4,401,129 shares of common stock upon the closing of this offering.

After giving effect, based on an assumed initial public offering price of $5.00 per share, to (i) the automatic conversion of our outstanding preferred stock into 4,401,129 shares of common stock in connection with the closing of this offering, and (ii) receipt of the net cash proceeds from the sale of 3,000,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2007 would have been approximately $13.7 million, or $1.37 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $1.17 to existing stockholders and an immediate dilution of $3.63 per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

If the underwriters exercise their over-allotment option to purchase 450,000 additional shares from us in this offering, our pro forma as adjusted net tangible book value per share will increase to $1.51 per share, representing an immediate increase to existing stockholders of $1.30 per share and an immediate dilution of $3.49 per share to new investors assuming conversion of all shares of our preferred stock. If any shares are issued in connection with outstanding options, you will experience further dilution.

Based on an assumed initial public offering price of $5.00, the new investors purchasing shares of common stock in this offering will have purchased approximately 30.0% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 22.1% of the total consideration paid for our common stock, and the existing shareholders will have purchased approximately 70.0% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 77.9% of the total consideration paid for our common stock at an average per share price of $7.56.

The number of shares to be outstanding immediately after this offering as shown above is based on 7,007,868 shares outstanding as of March 31, 2007 and excludes:

•	622,709 shares of common stock issuable upon the exercise of options outstanding having a weighted-average exercise price of $18.11 per share, under our 2000 Stock Plan;

•	233,321 shares of common stock issuable upon the exercise of options to be granted under our 2000 Stock Plan upon completion of this offering, having an exercise price equal to the public offering price per share in this offering;

•	38,500 shares of common stock to be issued pursuant to restricted stock grants under our 2000 Stock Plan upon completion of this offering;

•	352,324 shares of common stock issuable upon the exercise of warrants outstanding having a weighted average exercise price of $15.79 per share;

•	175,000 shares of common stock issuable upon the exercise of the representative’s warrant and 496,589 shares of common stock issuable upon the exercise of other warrants to be granted upon completion of this offering, having an exercise price equal to 115% of the public offering price per share in this offering;

•	850,000 shares of common stock reserved for future issuance under our 2007 Performance Incentive Plan, which will become effective immediately upon the signing of the underwriting agreement for this offering.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 67.0% of the total number of shares of common stock outstanding after this offering; and

	•	the number of shares held by new investors will increase to 3,450,000, or approximately 33.0%, of the total number of shares of common stock outstanding after this offering.

Director compensation:	Assuming an offering price of $5.00, the aggregate number of shares of restricted stock to be granted to our non-employee directors upon the closing of this offering will be 38,500 shares.

Principal stockholders:	Based on an assumed initial public offering price of $5.00 per share, assuming conversion of all outstanding shares of our preferred stock into common stock, including the assumption that our Series F preferred stock converts at a 1-to-1.176 conversion ratio, but assuming no exercise of outstanding warrants or options, and after giving effect to the sale of 3,000,000 shares in the offering and assuming that the underwriters’ over-allotment option is not exercised:

	•	Boston Scientific Corporation beneficially owns 1,176,471 shares of our common stock (representing approximately 16.8% before this offering and 11.8% after this offering);

	•	ITX International Equity Corp. beneficially owns 705,882 shares of our common stock (representing approximately 10.1% before this offering and 7.1% after this offering);

	•	Berg & Berg Enterprises, LLC beneficially owns 570,588 shares of our common stock (representing approximately 8.1% before this offering and 5.7% after this offering);

	•	Evan and Susan Unger Family Trust dated 10/14/95 will beneficially own approximately 5.9% of our common stock before this offering and 4.1% after this offering;

	•	John A. Moore and his affiliates will beneficially own approximately 5.2% of our common stock before this offering and 3.6% after this offering;

	•	Mr. Pew will beneficially own approximately 1.2% of our common stock before this offering and less than 1.0% after this offering;

	•	Mr. Strickland will beneficially own approximately 1.4% of our common stock before this offering and 1.0% after this offering;

	•	Dr. Unger will beneficially own approximately 6.7% of our common stock before this offering and 4.7% after this offering;

	•	Mr. Zakes will beneficially own approximately 2.1% of our common stock before this offering and 1.5% after this offering;

	•	Mr. Cobb will beneficially own approximately 2.0% of our common stock before this offering and 1.4% after this offering; and

	•	our directors and executive officers as a group will beneficially own approximately 10.1% of our common stock before this offering and 7.2% after this offering.

Registration rights:	At any time after December 31, 2008, the holders of approximately 4,201,130 shares of our common stock or certain transferees and the holders of approximately 2,281 shares of common stock issuable upon the exercise of an outstanding warrant (calculated based on the assumptions set forth under “The Offering” in the Preliminary Prospectus) will be entitled to require us to register these shares under the Securities Act, subject to limitations and restrictions. Also, if at any time we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares, the holders of approximately an additional

1,923,109 shares of common stock, and the holders of approximately 982,249 shares of common stock issuable upon the exercise of outstanding warrants and warrants to be issued upon the completion of this offering, will be entitled to notice of the registration and, subject to certain exceptions, will be entitled to include, at our expense, their shares of our common stock in the registration.

Shares eligible for future sale:	7,007,868 shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144. Of these, 6,867,245 shares are subject to lock-up agreements. Beginning 90 days after the effective date of the Registration Statement, 4,831,602 shares of the outstanding common stock will be eligible for sale in the public market under Rule 144 or Rule 701, subject to the volume, manner of sale and other limitations under those rules.

Lock-up agreements:	Prior to the effectiveness of the offering, our directors, officers and certain of our stockholders, collectively holding approximately 963,382 shares of our outstanding common stock and options and warrants to purchase an aggregate of approximately 316,161 shares of common stock, will have entered into agreements with Maxim Group providing that for a period of 12 months after the date of the final prospectus, such holders will not directly or indirectly offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of our securities, and will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” or otherwise enter into any swap, derivative or other transaction or arrangement that transfers the economic consequences of ownership of our securities. These restrictions will be subject to customary exceptions, and Maxim Group may, in its sole discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

In addition, certain of our stockholders, collectively holding approximately 6,006,226 shares of our outstanding common stock and substantially all of our outstanding options and warrants, are subject to similar contractual lock-up restrictions with us, restricting transfers for a period of 180 days following the date of the final prospectus. Therefore, in aggregate, holders of approximately 6,969,608 shares out of the total of 7,007,868 shares of our common stock outstanding as of May 31, 2007, are subject to contractual lock-up restrictions.
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MAXIM GROUP LLC AT 800-724-0761.